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                 November 2, 2020

       Joseph Hernon
       Chief Financial Officer
       Red Cat Holdings, Inc.
       370 Harbour Drive
       Palmas del Mar
       Humacao, PR 00791

                                                        Re: Red Cat Holdings,
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed October 30,
2020
                                                            File No. 333-249776

       Dear Mr. Hernon:

               Our initial review of your registration statement indicates that it fails in material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations thereunder and the requirements of the form. More specifically, you failed to include the financial statements and financial information of Fat Shark Holdings, Ltd. required by Rules 8-
       04 and 8-05 of Regulation S-X. Please provide this information with your next amendment.

              We will provide more detailed comments relating to your registration statement following our review of a substantive amendment that addresses these deficiencies.

              Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or, in his absence,
       Larry Spirgel, Office Chief, with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Technology
       cc:                                              Eric C. Mendelson, Esq.